SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 30, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. –TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Minutes of the 14th Extraordinary General Shareholders Meeting” dated December 30, 2002.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP
Minutes of the 14th Extraordinary General Shareholders Meeting

December 30, 2002 (05 pages)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil), (December 30, 2002) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 14th Extraordinary General Shareholders Meeting held on December 30, 2002:

1. Date, Time and Venue of the meeting: December 30, 2002, at 12:00 hours, at the Company headquarters located at Rua Martinino de Carvalho 851, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of November 29 and 30 and December 03, 2002 (pages 11, 4 and 7, respectively) and Gazeta Mercantil, issues of November 29 and December 02 and 03, 2002 (pages A-9, B-3 and B-2, respectively).

3. Agenda: Approve the adaptation of the Company’s by-laws with the following objectives: (a) modify the heading of the article 20 and its first paragraph, related to the Management composition, in order to remove the Executive Vice-Presidency of Operations; modify the denomination of the Vice-Presidency of Strategic Planning to Executive Vice-Presidency of Strategic Planning; merge the Vice-Presidency of Operations and the Vice-Presidency of Implementation and Planning under the denomination of Vice-Presidency of Network, thus modifying the wording of article 23 in order to reflect the aforementioned changes; (b) modify the heading of the article 7 and the second item of the first paragraph of article 27 of the Company’s by-laws, in order to adapt them to the new conditions stated in the Law # 10303/01 from October 31, 2001, giving them the following wording and thus being the article 26 removed: “Art. 7 – Preferred shares have no voting rights, except in the cases provided for, in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive fiscal years, which right they shall retain until such dividends are paid.”; “Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income. Paragraph One – Of the net profit of the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders. Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.”; and (c) approve the consolidated Company’s by-laws.
4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, in accordance with the entries and signatures in Shareholders Attendance Book No. 1, page 70 and overleaf and the legal “quorum”, to proceed with the meeting and deliberate about the proposed matters, was verified. It was also registered the presence of Mr. Bento José Orduna Viegas Louro, Vice-President for Long Distance and Interconnection Businesses of the Company.
5. Presiding Officers: Mr. Bento José Orduna Viegas Louro – Chairman and João Carlos de Almeida – Secretary.
6. Resolutions: The shareholders representing more than 2/3 (two-thirds) of the voting capital stock, unanimously took the following resolutions:
(a) Approved the modification of the heading of the article 20 and its first paragraph, related to the Management composition, in order to remove the Executive Vice-Presidency of Operations; modify the denomination of the Vice-Presidency of Strategic Planning to Executive Vice-Presidency of Strategic Planning; merge the Vice-Presidency of Operations and the Vice-Presidency of Implementation and Planning under the denomination of Vice-Presidency of Network, thus modifying the wording of article 23 in order to reflect the aforementioned changes. As a consequence of this resolution, the shareholders unanimously approved the new wording for the heading and first paragraph of article 20 and article 23 of the Company’s by-laws and they now read as follows: Art. 20 – The Executive Board shall be made up of at least three (3) and at most eleven (11) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Vice-President of Corporate and Regulatory Strategy; (c) General Executive Officer; (d) Executive Vice-President of Strategic Planning; (e) Vice-President of Administration and Finance; (f) Vice-President of Network; (g) Commercial Vice-President for Businesses; (h) Commercial Vice-President for Residential Clients; (i) Vice-President of Human Resources; (j) Vice-President for Long Distance and Interconnection Businesses; and (k) Vice-President of Organization and Information Systems. Paragraph One – The Vice-President of Corporate and Regulatory Strategy and the General Executive Officer shall report to the Chief Executive Officer, while the other Vice-Presidents shall report to the General Executive Officer. Paragraph Two – One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.” “Art. 23 – The following are the specific incumbencies of each member of the Executive Board: A – Chief Executive Officer: 1. To represent the company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To supervise all of the Company’s activities and approve proposals related to the corporate guidelines for the strategic development thereof; 3. To follow up on and supervise the implementation of the resolutions of the Board of Directors; 4. To supervise and guide the activities related to the orientation, counseling and legal representation of the Company; 5. To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company; 6. To supervise and guide the communication activities with the media in general; 7. To supervise and guide the corporate marketing activities, including advertisements, sponsorships and development of the Company’s image. 8. To supervise and guide the activities of the Company in the economic and financial areas, accounting and financial statements, investor relations, financial management of resources and investor relations; 9. To supervise and guide the activities of Internal Audit; 10. To implement policies, guidelines and corporate strategy, related to the management and administration of purchases, within Brazilian territory; 11. To call the meetings of the Executive Board; 12. To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board; and 13. To perform emergency acts “ad referendum”, subject to the approval of the Executive Board. B- Vice-President of Corporate and Regulatory Strategy: 1. To propose and evaluate the impact of technological changes of the Company in the light of the scenarios of its activity; 2. To evaluate the establishment of partnerships, proposing and selecting partners for each activity; 3. To establish and propose guidelines and operating strategies for the Company, as to existing and new business. 4. To consolidate the various specific business plans into the overall corporate plan. 5. To evaluate and monitor the development of competitors’ activities within the scope of regulatory matters; 6. To represent the Company with the National Telecommunications Agency – ANATEL – and other regulatory agencies, establishing contacts; 7. To evaluate the policies and objectives of the regulatory agency and submit strategic and operating proposals for the Company in connection with said agency; 8. To identify, prioritize and enforce resolutions, rules and regulations of regulatory nature, as well as establish and propose alternatives in order to adjust the Company’s interests; 9. To establish and propose objectives, defining strategies as to the management and negotiation of regulatory issues, in order to defend and integrate the Company’s interest, including anticipation of any arguable or conflicting points; 10. To decide on specific matters of his/her sphere of authority, according to the policies and guidelines established by the Collegiate Executive Board; and 11. To perform other activities delegated by the Chief Executive Officer; C – General Executive Officer: 1. To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the performance of specific acts; 2. To set the operating strategy of the Company; 3. To coordinate and supervise the activities of the Executive Officers; 4. To set the agenda for proposing claims of an operational nature, in order to support the negotiations with the regulatory agency; 5. To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities; 6. To set policies and guidelines and coordinate the Company’s activities related to purchase management and administration, being able to delegate to another Executive Officer the execution and supervision of such activities; 7. To call the meetings of the Executive Board; 8. To perform emergency acts “ad referendum”, subject to the approval of the Executive Board; and 9. To perform other duties that may be assigned to him/her by the Board of Directors. D – Executive Vice-President of Strategic Planning: 1. To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities; 2. To set policies and guidelines, in order to ensure the implementation of the operational, technological and market strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business; 3. To develop policies and guidelines and ensure the implementation of the activities related to regional relations with public entities and consumer defense organizations, supervising the execution of such activities; and 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. E – Vice-President of Administration and Finance; 1. To develop policies and guidelines and ensure the implementation of activities related to the administration and maintenance of property and assets, materials, transport, security, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company; 2. To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as to accounting, drawing up of the financial statements of the Company, balance sheets, trial balance sheets and results analysis, as well as the management and administration of financial commitments, raising and investing of funds, securities and relationship with investors and the management control of the resources of the Company; 3. To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission – CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. F – Vice-President of Network: 1. To develop policies, plans and guidelines and ensure the implementation of the Company’s technologic strategy, so as to deploy the network’s capacity and development and enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities; 2. To establish a proposal of a long range technologic strategy for network development; 3. To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for

Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Long Distance and Interconnection Businesses, supervising the execution of such activities; 4. To set guidelines, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant; 5. To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities; 6. To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency and the Vice-Presidency for Long Distance and Interconnection Businesses, supervising the execution of such activities; and 7. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. G – Commercial Vice-President for Businesses: 1. To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies and small businesses, in order to fulfill the needs of the users, clients and the market; 2. To consolidate the business plans related to the corporate clients, companies and small businesses, taking into consideration the investments and the level of service expected by the Vice-Presidency of Network; and 3. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. H – Commercial Vice-President for Residential Clients: 1. To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice and telephone directories, so as to fulfill the needs of the users and the market, supervising the execution of such activities; 2. To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice and telephone directories, considering the investments and the level of service expected by the Vice-Presidency of Network; and 3. To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company. I – Vice-President of Human Resources: 1. To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities; 2. To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; 3. To perform other duties that may be assigned to him/her by the Board of Directors and the General Executive Officer of the Company. J – Vice-President for Long Distance and Interconnection Businesses: 1. To develop policies, plans and guidelines in order to ensure the implementation of the strategy, specifically related to residential and corporate clients, long distance service users, so as to fulfill the needs of the users and the market; 2. To consolidate the business plans related to the long distance market, residential and corporate clients, considering the investments and the level of service expected by the Vice-Presidency of Network, aiming to accomplish the budget targets; 3. To develop policies and guidelines in order to ensure the implementation of activities related to the interconnection with providers and the local, domestic and international long distance operator; and 4. To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company. K – Vice-President of Organization and Information Systems: 1. To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company; 2. To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation; 3. To propose and coordinate studies, orientations and procedures related to the revision of the organizational models; 4. To set policies and control activities related to systems infrastructure; and 5. To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company.”

(b) Approved the modification of the heading of the article 7 and the second item of the first paragraph of article 27 of the Company’s by-laws, in order to adapt them to the new conditions stated in the Law # 10303/01 from October 31, 2001, giving them the following wording and thus being the article 26 removed: “Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive fiscal years, which right they shall retain until such dividends are paid.”; “Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income. Paragraph One – Of the net profit of the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders. Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.”. This resolution will only be valid after ratified by the Special General Preferred Shareholder Meeting to be held today at the same place at 13:00 hours.

c) The shareholders also approved the consolidation of the Company’s by-laws taking into consideration the modifications deliberated in the current Meeting, which are attached to these minutes.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law 6404/76.

Signatures:
Bento José Orduna Viegas Louro – President
João Carlos de Almeida – Secretary
SP Telecomunicações Holding Ltda.. – represented by Mr. Pedro Riviere Torrado
Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado
Telefónica S.A. – represented by Mr. Pedro Riviere Torrado
Templeton Latin America Fund – represented by Mr. Flávio Schegerin Ribeiro
Mr. Pedro Riviere Torrado
Mrs. Leila Alves
Mrs. Vera Lucia Ciani Aro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Date: December 30, 2002	By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director